Filed by Mission Produce, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934   Subject Company: Calavo Growers Inc. Commission File No.: 000-33385 Date: January 26, 2026 The following presentation was posted to the investor website of Mission Produce, Inc., regarding its pending acquisition of Calavo Growers, Inc.

Mission PRODUCE



Mission Produce to Acquire Calavo Growers:

Transaction Creates Significant Value for Mission Produce and Calavo Shareholders

Transaction Highlights

$27.00
Price Per Share[1]

$14.85
Per Share in Cash

0.9790x
Mission Produce Shares Per Calavo Growers Share[1]

~$430mm
Transaction Value

~$25mm+
Anticipated Cost Synergies

Premium to Calavo Shareholders

~20%
Premium to Share Price Prior to Announcement[2]

~26%
Premium to 30-Day VWAP[1]

20%+
Accretive to Earnings Pro Forma for ~$25mm in Anticipated Synergies in First Full Fiscal Year Post Close

~1.7x
Pro Forma Net Leverage Ratio, with Emphasis on Near Term Paydown via Strong Combined Cashflow Generation Post Close[3,4,5]

Transaction Rationale

- Creation of a **leading North American avocado and fresh produce platform**
- **Adds scale and expands** U.S. distribution, improving service, logistics and ripening capabilities
- **Diversifies year-round avocado and fresh produce supply**, reducing seasonality and improving sourcing continuity
- **Extends vertical integration** and **adds high-growth prepared foods segment**
- **Significant cost synergy opportunity** of ~$25mm with meaningful upside potential

Source: FactSet, Company filings
1) Based on the 30-trading day volume weighted average price of Mission common stock for the period ending 1/13/26 2) As of 1/14/26
3) Based on addition of historical amounts for the respective companies plus synergies, pro forma financial statements will be included in the proxy statement when filed 4) Includes ~$188mm in new acquisition debt issuance; defined as debt less cash divided by Adjusted EBITDA for 12 months ended 10/31/25 5) Net leverage ratio of ~1.9x excluding ~$25mm in Run-rate Synergies

FORWARD-LOOKING STATEMENTS This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect Parent’s and the Company’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving Parent and the Company, including future financial and operating results, Parent’s and the Company’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts, including the combined company’s ability to create an advanced marketing and sales platform, the combined company’s ability to accelerate innovation and enhance efficiency through the transaction, and the combined company’s plan on future stockholder returns. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Parent and Company stockholder approvals; the risk that Parent or the Company may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction; the risk that the businesses will not be integrated successfully or that the integration will be more costly or difficult than expected; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Parent’s or Company’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; adverse economic conditions; reductions in spending from Parent or Company clients, a slowdown in payments by such clients; risks related to each company’s ability to attract new clients and retain existing clients; changes in client advertising, marketing, and corporate communications requirements; failure to manage potential conflicts of interest between or among clients of each company; unanticipated changes related to competitive factors in the fresh foods or packaged foods industries; unanticipated changes to, or any inability to hire and retain key personnel at either company; currency exchange rate fluctuations; reliance on information technology systems and risks related to cybersecurity incidents; changes in legislation or governmental regulations; risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; risks related to international operations; risks related to environmental, social, and governance goals and initiatives; and other risks inherent in Parent’s and the Company’s businesses. All such factors are difficult to predict, are beyond Parent’s and the Company’s control, and are subject to additional risks and uncertainties, including those detailed in Parent’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on Parent’s website at https://investors.missionproduce.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov, and those detailed in the Company’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on the Company’s website at https://ir.calavo.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither Parent nor the Company undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.   Disclaimers

NO OFFER OR SOLICITATION This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the proposed transaction, Parent and the Company intend to file a joint proxy statement with the SEC and the Company intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of Parent and the Company and that will also constitute a prospectus (the “Joint Proxy Statement/Prospectus”). Each of Parent and the Company may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or any other document that Parent or the Company may file with the SEC. The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Parent and the Company. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT PARENT, COMPANY AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and Joint Proxy Statement/Prospectus (if and when available) and other documents containing important information about Parent, the Company and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the Form S-4 and Joint Proxy Statement/Prospectus (if and when available) and other documents filed with the SEC by Parent may be obtained free of charge on Parent’s website at https://investors.missionproduce.com/financial-information/sec-filings or, alternatively, by directing a request by mail to Parent’s Corporate Secretary at Parent Attention: Corporate Secretary, Mission Produce, Inc. 2710 Camino Del Sol, Oxnard, CA 93030. Copies of the registration statement and Joint Proxy Statement/Prospectus (if and when available) and other documents filed with the SEC by the Company may be obtained free of charge on the Company’s website at https://ir.calavo.com/financial-information/sec-filings or, alternatively, by directing a request by mail to the Company’s Corporate Secretary at Company Attention: Corporate Secretary, Calavo Growers, Inc., 1141A Cummings Road, Santa Paula, CA 93060. Disclaimers

PARTICIPANTS IN THE SOLICITATION Parent, the Company and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Parent, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Parent’s annual report on Form 10-K for the year ended October 31, 2025, and proxy statement for Parent’s 2025 Annual Meeting of Stockholders, which was filed with the SEC on February 25, 2025, including under the headings and subheadings “2024 Director Composition,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Parent Shares by the directors and executive officers of Parent have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Parent’s directors and executive officers with the SEC. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Company’s annual report on Form 10-K for the year ended October 31, 2024, including under the heading “ Directors, Executive Officers, and Corporate Governance;” proxy statement for the Company’s 2025 Annual Meeting of Stockholders, which was filed with the SEC on February 28, 2025, including under the headings and subheadings “Executive Compensation,” “Proposal No. 1 Election Board of Directors,” and “Common Stock Ownership Information of Certain Beneficial Owners and Managers;” and Item 5.02 of the Company’s current reports on Form 8-K filed on November 13, 2025, November 25, 2025, and December 12, 2025. To the extent holdings of Company Common Stock by the directors and executive officers of the Company have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by the Company’s directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Parent or the Company using the sources indicated above. Disclaimers